1:      Offering Circular
2:
3:     Reel Magic Productions
4:     4754 East Flamingo Road Suite 777
5:     Las Vegas, NV 89121
6:     (702) 496-3456
7:
8:     10,000,000 Shares of Common Stock
9:     $2.50 per Share
10:
11:     	Reel Magic Productions (the "Company") is offering up to 10,000,000 shares of the Company's
 common stock (the 'Shares") at $2.50 per share to the public commencing
October 1, 2007 and continuing until
September 30, 2008.  The minimum subscription is 400 Shares for $1,000.  The offering price has been arbitrarily
determined by the Company's Board of Directors.
12:    ______________________________
13:
14:     	The Shares offered are speculative and involve substantial dilution from the offering price.  See
"DILUTION".  Purchase should be considered only by those persons who are able to bear the risk of the loss of  their investment.  See "RISK FACTORS"
page 5.
15:
16:     	NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE
ADEQUACY
OR ACCURACY OF THE PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.
17:
18:
19:      Public Price
20:     Underwriting Discount and Commissions1
21:     Proceeds to
22:     the Company
23:     Per Share
24:     $2.50
25:     -0-
26:     $2.50
27:     Total Offering
28:     $25,000,000
29:     -0-
30:     $25,000,0002
31:
32:     1	The Shares are offered on a "best efforts" basis through officers and directors of the Company
who are relying on Rule 3a4-1 of the Securities Exchange Act of 1934.  No
commissions or other compensation
will be paid to such officers and directors or any affiliates of the Company in connection with this Offering.  No
 broker or dealer has been retained or is under any obligation to purchase or sell any Shares; however, the
Shares may be offered through registered SEC/NASD securities broker/dealer firms. Commissions may be paid
for sales of Shares through these firms. (See "PLAN OF DISTRIBUTION").   If any
such commissions are paid, the
 proceeds to the Company will be reduced. There is no minimum number of shares required to be sold in this
offering, and no arrangement for return of funds to subscribers if only a few shares offered are sold.
33:     2	Before deducting $275,000 in estimated offering expenses payable by the Company, including
legal and accounting fees, and printing, mailing and marketing expenses.
If all  of the shares being offered are
not sold, the proceeds to the Company will be reduced.
34:
35:
36:
37:
38:
39:
40:     Date of this Offering Circular:  October 1, 2007
41:
42:
43:     	This Offering Circular contains all of the representations by the
Company concerning this offering,
 and no person shall make different or broader statements.  Investors are cautioned not to rely upon any
information not expressly set forth in this Offering Circular.
44:     	The delivery of this Offering Circular at any time does not imply that the information herein is
correct as of any time subsequent to the date hereof.
45:     	The Company reserves the right to reject orders for the purchase of
Shares in whole or in part.
46:
47:
48:
49:
50:
51:     TABLE OF CONTENTS
52:     SUMMARY OF THE OFFERING	5
53:     RISK FACTORS	8
54:     INVESTOR SUITABILITY	10
55:     USE OF PROCEEDS	10
56:     DILUTION	11
57:     CAPITALIZATION	12
58:     BUSINESS	12
59:     MANAGEMENT	23
60:     DESCRIPTION OF COMMON STOCK	28
61:     PRINCIPAL SHAREHOLDERS	29
62:     PLAN OF DISTRIBUTION	29
63:     DIVIDEND POLICY	30
64:     LEGAL MATTERS	30
65:     ACCESS TO ADDITIONAL INFORMATION	30
66:     INDEX TO FINANCIAL STATEMENTS	F-1
67:
68:
69:     SUMMARY OF THE OFFERING
70:     	The following summary is qualified in its entirety by, and should be read in conjunction with, the
more detailed information and financial statements included elsewhere in this
Offering Circular.
71:     The Company
72:     	Reel Magic Productions (the "Company") was incorporated in Nevada on
December 19, 2003.
The Company was formed to develop, finance and produce feature length Motion
Pictures with an estimated
 production budget of $3,000,000 - 10,000,000 each for domestic and foreign theatrical distribution and for
licensing on pay/cable, network and syndicated television, on video cassettes and discs and in other media.  The
Company's management has intentionally determined to produce low/mid budget theatrical features based on
the belief that such strategy offers a greater likelihood of financial success as films in this budget range should
require lower revenues to recoup the Company's investment than higher budgeted films.
73:     	Although it is commonly argued that films within this budget range cannot attract "Big Star" talent,
a resent study/article (New York Times 08/30/06 by Eduardo Porter and Geraldine
Fabrikant) demonstrated
how/why there is no correlation between high profile talent versus competent actors and the amount of revenue
generated by a film/property.
74:     	The Company is a development stage company with a limited operating history. Since its
organization, the Company has been developing seven motion picture properties and three television properties
 for possible future production. Three of these properties have been chosen for further development over the next
twelve months.
75:     	These are, WIDOWS WALK, a psychological thriller/ action adventure,
MOUNTAINS OF TROUBLE,
 a coming of age film and RAPED BY THE NUMBERS, the true story of the continued
rape by the system of the
 victim of a convicted rapist/police officer.
76:     	The Company's films will cover a variety of genres and ratings which management feels will
contribute to the overall success of the Company.  In addition to its seven properties, the Company has begun
seeking material from other sources.
77:     The Offering
78:     Common Stock Offered		Up to 10,000,000 shares.
79:     Offering Price Per Share		$2.50
80:     Common Stock Outstanding
81:     After the Offering		29,000,000
82:     Anticipated Use of Proceeds		The Proceeds are to be used in order
of priority
 as follows:
83:
84:     	(1)	$   275,000	Offering Expenses;
85:     	(2)	275,000	General and Administrative Expenses;
86:     	(3)	560,000	Pre-production Film Packages (3);
87:     	(4)	8,000,000	Production of First Motion Picture;
88:     	(6)	2,300,000	Marketing of First Motion Picture;
89:     	(6)	390,000	Working Capital;
90:     	(7)	4,750,000	Production of Second Motion Picture;
91:     	(8)	1,500,000	Marketing of Second Motion Picture.
92:     	(9)    2,800,000	Television productions
93:
94:     Risk Factors		The Shares offered are speculative and there is no
public market
for the Shares.  An investment in the Shares should be considered only by persons who are able to bear the
economic risk of the loss of their investment.  See "RISK FACTORS".
95:
96:     Summary Financial Information
97:     	Fiscal Year Ended
98:     Statement of Operations Data:	December 31, 2006
99:     	Income		$         112,000
100:     	Expenses		171,184
101:     	Net loss		(59,184)
102:
103:     Balance Sheet Data:	December 31, 2006
104:     	Cash		$17,067
105:     	Fixed assets		39,850
106:     	Less Accumulated Depreciation		(3,985)
107:     	Other assets		1,541,119
108:     	Total assets		1,594,051
109:     	Total liabilities		0
110:     	Shareholders' equity		1,594,051
111:     	Net tangible book value		1,594,051
112:     	Net tangible book value per share (authorized)		$.02
113:     	Net tangible book value per share (currently issued)		.08
114:     	Net tangible book value per share (issued after offering).
	.92
115:
116:
117:     RISK FACTORS
118:     	An investment in the Company is speculative, and should be
considered only by those persons
 who are able to bear the economic risk of the loss of their investment.  In addition to other information in this
memorandum, the following specific risks, not listed in any particular order of priority, should be considered
carefully by potential investors in evaluating the Company, its business and the Shares of Common Stock offered
hereby.
119:     Movie Industry Risks
120:     	Competitive Industry-Some segments of the motion picture industry are highly competitive.  In the
production phase, competition will affect the Company's ability to obtain the services of preferred performers and
other creative personnel.  The Company will be competing with the producers of other films in arranging for
distribution in the domestic theatrical marketplace and in other markets and media.  In the distribution phase,
competition will limit the availability of theaters required for the successful distribution of the Pictures.  The
Pictures will be competing directly with other motion pictures and indirectly with other forms of public
entertainment.  The Company will compete with numerous larger motion picture production companies and
distribution companies, which have substantially greater resources.
121:     	Commercial Success-Many films are released each year that are not commercially successful
and fail to recoup their production costs from United States theatrical distribution.  Foreign and ancillary markets
 have, therefore, become increasingly important.  Although both foreign and ancillary markets have grown, neither
 provides a guarantee of revenue.  Licensing of a motion picture in the ancillary markets is particularly dependent
upon performance in theatrical distribution.  If a motion picture is not an artistic or critical success or if, for any
reason, it is not well-received by the public, it may be a financial failure.
122:     	Production-Particularly as produced by independent filmmakers, each motion picture is a
separate business venture with its own management, employees and equipment and its own budgetary
requirements. Although we are attempting to minimize this by maintaining a
"package" of projects, there are
 substantial risks associated with film production, including death or disability of key personnel, other factors
causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply
 with budgetary or scheduling requirements and physical destruction or damage to the film itself.  Significant
difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.
123:     	Audience Appeal-The ultimate profitability of any motion picture depends upon its audience
appeal in relation to the cost of its production and distribution.
The audience appeal of a given motion picture
depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal
cannot be anticipated with certainty.
124:     	Premature Abandonment-The production or distribution of the Pictures may be abandoned at any
stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the
funds previously expended on the development, production or distribution of the
Pictures, including funds
expended in connection with the development of the Screenplays and the pre-
production of the Pictures.
125:     	Cost Overruns-The costs of producing motion pictures are often underestimated and may be
increased by reason of factors beyond the control of the producers.  Such factors may include weather conditions,
illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations,
equipment breakdowns and other production disruptions.  While the Company intends to engage production
personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget is always significant and may have a substantial adverse impact on the profitability of the Pictures.
126:     	Distribution-The profitable distribution of a motion picture depends in large part on the availability
of one or more capable and efficient distributors who are able to arrange for appropriate advertising and
promotion, proper release dates and bookings in first-run and other theaters.
The Company intends to enlist a
public relations firm to create additional publicity for the Company and its
Motion Pictures; however, no such
arrangement has yet been made. The Company presently has no distribution arrangements and there can be no
assurance that profitable distribution arrangements will be obtained for the
Picture or that the Pictures can or will
be distributed profitably. Members of the Board of Directors have extensive experience in self-distribution or
 "Four Walling", however this in and of itself cannot guarantee successful distribution.
127:     	No Revenues from Film Production Until Production Completed-Upon completion of this offering,
the Company will develop several pre-production packages for feature films it intends to produce and will
commence production of a motion picture.  The production and distribution of a motion picture involves the
passage of a significant amount of time.  Pre-production on a picture may extend for two to three months or more.
  Principal photography may extend for several weeks or more.  Post-production may extend from three to four
months or more. Distribution and exhibition of motion pictures generally and of the Pictures may continue for years
 before Company Gross Revenues or Distributable Cash may be generated, if at all.
128:     	Foreign Distribution-Foreign distribution of a motion picture (i.e., outside the United States and
Canada) may require the use of various foreign distributors.  Some foreign countries may impose government
regulations on the distribution of films.  Also revenues derived from the distribution of the Pictures in foreign
 countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently
prevent the inclusion of such revenue in Gross Company Revenues.
129:     	Investor Last In Line-A motion picture typically goes from the producer to the distributor who in turn
 may send it to territorial sub-distributors, who send it to theatrical exhibitors.  The box office receipts generated by
 a motion picture travel this same route in reverse.  The exhibitor takes a percentage and sends the balance to the
 sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance
to the producer.  The problem for the private investors with this system is that such investors, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain.  Thus, if the Company, in negotiating a distribution deal, has to rely heavily on a participation in the film's net profits, revenues to the
Company and thus Purchasers of Shares will be the last in line to benefit from such a revenue stream, if any.
130:     	Industry Changes-The entertainment business in general, and the motion picture business in
particular, are undergoing significant changes, primarily due to technological developments.  These
developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, video cassettes, video discs, digital video disks
(DVDs) and video games.  During the last several years, revenues from licensing of motion pictures to network television have decreased (and fewer films are now being licensed for any price to network television), while revenues from pay television, DVDs and the internet have increased relative to network.  The level of theatrical
success remains a critical factor in generating revenues in these ancillary markets.  It is impossible to accurately
predict the effect that these and other new technological developments may have on the motion picture industry
(see "BUSINESS-Motion Picture Industry Overview").
131:     Offering Risks
132:     	Arbitrary Offering Price and Dilution-There is no public trading market for the Company's Common
 Stock, and the price of the Shares offered hereby bears little relation to the assets, book value, net worth or any
other recognized criteria of value of the Company.  The offering price of the
Shares was determined arbitrarily by
the Company's Board of Directors, based upon the prices set by other businesses within the industry under
similar conditions and should not be considered as an indication of the actual value of the Company.  Investors
 participating in this offering will incur immediate and significant dilution in the net tangible book value of their shares (see "DILUTION").
133:     	Absence of Public Market-There is no public market for the Company's
Common Stock and a
public market is not expected to develop in the near future.  Thus, an investor in the Shares may not be able to sell
 his or her shares readily, if at all.  Accordingly, an investor in the Shares must be able to bear the economic risk
of the loss of the investment.
134:     	Limited Experience-Although members of the Company's management have experience in
certain aspects of the motion picture industry, they have only limited experience in the production of feature films
(see "MANAGEMENT").
135:     	 Control of the Company-Upon completion of this Offering, the current shareholders will own
approximately 66% of the outstanding Common Stock of the Company if all
10,000,000 shares are sold.  These
shareholders will be in a position to effectively control the election of the
Board of Directors of the Company and
thereby control the management, policies and operations of the Company (see
"PRINCIPAL SHAREHOLDERS").
136:     		Nature of the Offering-This Offering is on a best efforts
basis and there is no
assurance that all of the Shares offered will be subscribed.  If only a portion of the Offering is sold, the proceeds to
 the Company will be reduced which may delay the Company's plan and profitability while the Company develops
 other sources of funding. There is no arrangement for the return of funds to subscribers if less than all of the
Shares offered are sold.
137:     	Absence of Dividends-The Company does not anticipate paying cash dividends in the near future
but rather to retain earnings, if any, to provide for the development and expansion of the Company's business.
138:
139:     INVESTOR SUITABILITY
140:     	Investment in the shares involves significant risks and is suitable only for persons who have no
need for immediate liquidity in their investment and who can bear the economic risk of a loss of their entire
investment.  See "RISK FACTORS".
141:     USE OF PROCEEDS
142:     	If the offering is fully subscribed the proceeds will be applied in the manner described below.  No
minimum amount is required to be subscribed in this offering and if less than the full number of shares are
subscribed, the proceeds will be applied in the order of priority listed.  The net proceeds to the Company from the
 sale of the Shares offered hereby are estimated to be $24,725,000 after deducting offering expenses estimated
to be *$275,000.  If commissions or finder's fees are paid, net proceeds to the
Company will be reduced.  The
Company expects to apply the proceeds over a period of approximately 24 months in the following order of priority:

143:     		Approximate	Approximate
144:     	Application of Proceeds:	Amount	Percentage
145:
146:     	General and Administrative Expenses
147:     	     (Other than salaries) 	$      300,000	1.2%
148:     	Salaries	875,000	3.5%
149:     	Pre-production Film Packages (3)	 560,000	2.2%
150:     	Production of First Motion Picture 	8,000,000	  32.0%
151:     	Marketing of First Motion Picture	2,300,000	9.2%
152:     	Working Capital	390,000	1.6%
153:     	Production of Second Motion Picture	4,750,000	19.0%
154:     	Marketing of Second Motion Picture	1,500,000	6.0%
155:     	Television Production	2,800.000	11.2%
156:     		21,475,000	85.9%
157:
158:     *	Accounted for as follows: $100,000 Printing and mailing, $75,000
Preparation as to form, content,
 industry history and atmosphere, ongoing competition analysis, $55,000
Federal, State and Misc. fees and expenses $25,000 logo and branding preparations, $15,000 accounting fees, $5,000 legal fees.
159:
160:
161:     The preceding description represents the Company's best estimate of its allocation of the  proceeds of this
 offering based upon its present plans.  Proceeds not immediately required for the purposes set forth above will
 be invested principally in short-term, investment grade securities.
162:
163:
164:     DILUTION
165:     	The following table summarizes the difference between the number of shares purchased from the
 Company, the total consideration paid and the average price per share paid by existing shareholders and the
purchasers of Shares in this Offering.  The calculations in this table assume the purchase of 10,000,000 Shares
 at a price of $2.50 per share.
166:     			Average
167:     	Shares Purchased	Total Consideration	Per Share
168:     	Number	Percent	Amount	Percent
169:     	Existing Shareholders	19,000,000	65.52	1,594,051	4.8
$.08
170:     	New Investors	10,000,000	  34.48	25,000,000	  95.2
	$2.50
171:     	Totals	29,000,000	100.00	26,594,051	100.0
172:     	Upon conclusion of this offering, if all Shares offered are sold, the public investors will have
contributed $25,000,000 for which they will receive 34.48% of the outstanding common stock and the existing
shareholders will have contributed $1,594,051 for which they will have received
65.52% of the outstanding shares.
173:     	Public offering price			$2.50
174:     		Net tangible book value per share at April 1, 2007, (1)
	.08
175:     		Increase attributable to payments by new investors	.84
176:     	Net tangible book value per share at April 1, 2007, as
177:     		adjusted for this offering (2)			  .92
178:     	Dilution of net tangible book value to new investors (3)
	1.58
179:
180:
181:     (1)	Net tangible book value per share before offering is the
difference between (a) total tangible
assets and (b) total liabilities, divided by the number of shares outstanding.
182:     (2)	Net tangible book value per share adjusted for this offering gives effect to the estimated expenses
 of this Offering.  If the offering is not fully subscribed, the net tangible book value per share would decrease and
could be as low as $.01 per share.
183:     (3)	Dilution represents the difference between the offering price and the net tangible book value per
share immediately after completion of the offering.  Dilution is due in part to:
(a) the lower net tangible book value
 of the shares outstanding prior to the offering, and (b) the expenses of the offering.  If the offering is not fully
subscribed, dilution of the net tangible book value to new investors would increase and could be as high as $2.42
 per share.
184:
185:     CAPITALIZATION
186:     	The following table sets forth the capitalization of the Company as of December 31, 2006 and as
adjusted to reflect the sale of all of the 10,000,000 Shares offered.  If the offering is not fully subscribed, the total
capitalization, as adjusted for this offering, would decrease and could be as low as $1,594,051.
187:     June 30, 2006
188:     		Adjusted for
189:     	Actual	this Offering
190:     	Shareholders' equity:
191:     	Common stock ($.001 par value), 75,000,000 shares authorized;
192:     	19,000,000 shares issued and outstanding as of June 30, 2006; and
193:     	29,000,000 shares outstanding upon completion of this Offering`
	1,653,235
26,653,235
194:     	Retained earnings (deficit)		           (59,184)
(59,184)
195:     	Total shareholders' equity		1,594,051	26,594,051
196:     	Total capitalization		1,594,051	26,594,051
197:
198:     BUSINESS
199:     Motion Picture Industry Overview
200:     	General-The theatrical motion picture industry in the United States has changed substantially over
 the last three decades and continues to evolve rapidly.  Historically, the
"major studios" financed, produced and
distributed the vast majority of American-made motion pictures.  During the most recent decade, many of the motion pictures released have been produced by so-called independent producers even though some of the
production financing for such pictures and distribution funds have been provided by the major studio/distributors.
In the last couple of years, although fewer truly independently produced movies have been made, they still
comprise more than half of all films released.
201:     	The following general description is a simplified overview of the complex process of producing
and distributing motion pictures and is intended to be an aid to investors in understanding the motion picture
business.  This overview does not describe what will necessarily occur in the case of any particular motion picture.
202:     	Production of Motion Pictures-During the filmmaking process, which may take approximately 12 to
 24 months from the start of the development phase to theatrical release, a film progresses through several stages.  The four general stages of motion picture production are development, pre-production, principal photography and post-production. A brief summary of each of the four general movie production stages follows:
203:     	Development-In the development stage, underlying literary material for a motion picture project is
acquired, either outright, through an option to acquire such rights or by engaging a writer to create original literary
material.  If the literary material is not in script form, a writer must be engaged to create a script.  The script must
be sufficiently detailed to provide the production company and others participating in the financing of a motion
picture with enough information to estimate the cost of producing the motion picture.  Projects in development do
not always become completed motion pictures.
204:     	Pre-Production-During the pre-production stage, the production company usually selects a
director, actors and actresses, prepares a budget and secures the necessary financing.  In cases involving unique
 or desired talent, commitments must be made to keep performers available for the picture.  Some pre-production
 activities may occur during development.
205:     	Principal Photography-Principal photography is the process of filming a motion picture and is the
most costly stage of the production of a motion picture.  Principal photography may take up to twelve weeks to
complete for some projects.  Bad weather at locations, the illness of a cast or crew member, disputes with local
authorities or labor unions, a director's or producer's decision to re-shoot scenes for artistic reasons and other
often unpredictable events can seriously delay the scheduled completion of principal photography and
substantially increase its costs.  Once a motion picture reaches the principal photography stage, it usually will be
completed.
206:     	Post-Production-During the post-production stage, the editing of the raw footage and the scoring a
nd mixing of dialogue, music and sound effects tracks take place, and master printing elements are prepared.
207:     	Distribution of Motion Pictures-Motion picture revenue is derived from the worldwide licensing of a
motion picture: (a) for theatrical exhibition; (b) for non-theatrical exhibition (viewing in airplanes, hotels, military bases and other facilities);
(c) to pay television systems for delivery to television receivers by means of cable, over-the-air and satellite delivery systems; (d) to commercial television networks; (e) to local commercial
television stations and (f) for reproduction on video cassettes (and video discs) for home video use.  Revenue is
also derived from licensing "ancillary rights" to a motion picture for the creation of books, published music,
soundtrack albums and merchandise.  A picture is not always sold in all of these markets or media.
208:     	The timing of revenues received from the various sources varies from film to film.  Typically,
theatrical receipts from United States distribution are received approximately
90% in the first twelve months after
a film is first exhibited and 10% in the second twelve months.  Theatrical receipts from the rest of the world are
typically received 40% in the first year following initial theatrical release,
50% in the second year and 10% in the
third year.  Home video royalties are typically received 80% in the first year following theatrical release and 20% in
later years.  Pay and cable license fees are typically received 65% in the third year, 25% in the fourth year and 10%
 in the fifth year following theatrical release.  The majority of syndicated domestic television receipts are typically
received in the fourth, fifth and sixth years after theatrical release if there are no network television licenses and the
 sixth, seventh and eighth years if there are network licenses.  The markets for film products have been
undergoing rapid changes due to technological and other innovations.  As a consequence, the sources of revenues available have been changing rapidly and the relative importance of the  various markets as well as the timing of such revenues have also changed and can be expected to continue to change.
209:     	Expenses incurred in distributing a motion picture are substantial and vary depending on many factors.  These factors include the initial response by the public to the motion picture, the nature of its advertising campaign, the pattern of its release (e.g., the number of theaters booked and the length of time that a motion picture is in release).
210:     	The following is a brief summary of each of the sources of revenue of motion pictures and the
distribution/licensing process associated with such sources:
211:     	United States Theatrical Distribution-In recent years, United States theatrical exhibition has
generated a declining percentage of the total income earned by most pictures, largely because of the increasing importance of cable and pay television, home video and other ancillary markets.  Nevertheless, the total revenues generated in the United States theatrical market are still substantial and are still likely to account for a large
percentage of revenues for a particular film.  In addition, performance in the
United States theatrical market
generally also has a profound effect on the value of the picture in other media and markets.
212:     	Motion pictures are distributed to theatrical markets through numerous branch offices.  Theatrical
 distribution requires the commitment of substantial funds in addition to a motion picture's negative cost.  The
distributor must arrange financing and personnel to: (a) create the motion picture's advertising campaign and
distribution plan; (b) disseminate advertising, publicity and promotional material by means of magazines,
newspapers, trailers ("coming attractions") and television; (c) duplicate and distribute prints of the motion picture;
 (d) "book" the motion picture in theaters; and (e) collect from exhibitors the distributor's share of the box office
receipts from the motion picture.  A distributor must carefully monitor the theaters to which it licenses its picture to
ensure that the exhibitor keeps only the amounts to which it is entitled by contract and promptly pays all amounts
due to the distributor.  Distributors will sometimes reach negotiated settlements with exhibitors as to the amounts
 to be paid and such settlements may relate to amounts due for several pictures.
213:     	For a picture's initial theatrical release, a United States theater exhibitor will usually pay to a
distributor a percentage of box office receipts, which is negotiated based on the expected appeal of the motion
 picture and the stature of the distributor.  The negotiated percentage of box office receipts remitted to the
distributor is generally known as "film rentals" but is more typically defined in distribution agreements to be part of "gross receipts".  Such gross receipts customarily diminish during the course of a picture's theatrical run.
Typically, the distributor's share of total box office receipts over the entire initial theatrical release period will
average between 25 to 60 percent depending on the distributor; the exhibitor will retain the remaining 75 to 40
percent.  The exhibitor will also retain all receipts from the sale of food and drinks at the theater (concessions).
Occasionally, an exhibitor will pay to the distributor a flat fee or percentage of box office receipts against a guaranteed amount.  Pay television and new home entertainment equipment (such as video games, computers and video cassette players) offer a more general competitive alternative to motion picture theatrical exhibition of feature films.
214:     	Major film distributors are typically granted the right to license exhibition of a film in perpetuity, and normally have the responsibility for advertising and supplying prints and other materials to the exhibitors.  Under some arrangements, the distributor retains a distribution fee from the gross receipts, which averages approximately 33% of the film's gross receipts, and recoups the costs incurred in distributing the film.  The principal costs incurred are the cost of duplicating the negative into prints for actual exhibition and advertising of the motion picture.  The distribution deal usually provides that the parties providing the financing are then entitled to recover the cost of producing the film.  However, bank financed productions will typically require that the bank be paid back its principal, interest and fees out of first monies to the distributor. The amount major film distributors spend on prints and advertising is generally left to the discretion of the distributor.  In some instances, however, the producer may negotiate minimum expenditures or ceilings on such items.
216:     	Foreign Theatrical Distribution-While the value of the foreign theatrical market varies due to currency exchange rate fluctuations and the political conditions in the world or specific territories, it continues to provide a significant source of revenue for theatrical distribution.
Due to the fact that this market is comprised of a multiplicity of countries and, in some cases, requires the making of foreign language versions, the distribution pattern stretches over a longer period of time than does the exploitation of a film in the United States theatrical
market.ntial growth in the last decade, although
leveling off somewhat in the most recent years.  Certain foreign territories, particularly Europe, have seen an increased utilization of home  video units due to the relative lack of diversified television programming.  Consequently, sales of DVD's have increased
in such markets in recent  years.  Although growth in this area may be reduced because of an increase in television programming in suchforeign territories, receipts from home video and DVD's in these markets can be expected to continue to be significant. Films are generally released on home video three to six months after  initial domestic theatrical release of the picture, but before the exhibition of the picture on cable/pay or network television.
219:     	United States Television Distribution-Television rights in the
United States are generally licensed
first to pay television for an exhibition period following home video release, thereafter to network television for an
exhibition period, then to pay television again, and finally syndicated to independent stations.  Therefore, the owner
 of a film may receive payments resulting from television licenses over a period of six years or more.
220:     	Cable and Pay Television-Pay television rights include rights granted to cable, direct broadcast
satellite, microwave, pay per view and other services paid for by subscribers.
Cable and pay television networks
usually license pictures for initial exhibition commencing six to twelve months after initial domestic theatrical
 release, as well as for subsequent showings.  Pay television services such as
Home Box Office, Inc. ("HBO")
and Showtime/The Movie Channel, Inc. ("Showtime") have entered into output contracts with one or more major
 production companies on an exclusive or non-exclusive basis to assure themselves a continuous supply of
motion picture programming.  Some pay television services have required exclusivity as a precondition to such
contracts.
221:     	The pay television market is characterized by a large number of sellers and few buyers.  However,
the number of motion pictures utilized by these buyers is extremely large and a great majority of motion pictures that receive theatrical exhibition in the
United States are, in fact, shown on pay television.
222:     	Network Television-In the United States, broadcast network rights are granted to ABC, CBS, NBC or other entities formed to distribute programming to a large group of stations.  The commercial television networks in the United States license motion pictures for a limited number of exhibitions during a period that usually commences two to three years after a motion picture's initial theatrical release.  During recent years, only a small percentage of motion pictures have been licensed to network television, and the fees paid for such motion
 pictures have declined.  This decline is generally attributed to the growth of the pay television and home video markets, and the ability of commercial television networks to produce and acquire made-for-television motion pictures at a lower cost than license fees previously paid for theatrical motion pictures.
223:     	Television Syndication-Distributors also license the right to broadcast a motion picture on local,
commercial television stations in the United States, usually for a period commencing five years after initial
theatrical release of the motion picture, but earlier if the producer has not entered into a commercial television network license.  This activity, known as "syndication," has become an important source of revenues as the number of, and competition for, programming among local television stations has increased.
224:     	Foreign Television Syndication-Motion pictures are now being licensed in the foreign television
market in a manner similar to that in the United States.  The number of foreign television stations as well as the
 modes of transmission (i.e., pay, cable, network, satellite, etc.), have been expanding rapidly, and the value of
such markets has been likewise increasing and should continue to expand.
225:     	Producers may license motion pictures to foreign television stations during the same period they
license such motion pictures to television stations in the United States;
however, governmental restrictions and
the timing of the initial foreign theatrical release of the motion pictures in the territory may delay the exhibition of
such motion pictures in such territory.
226:     	Re-licensing-The collective retained rights in a group of previously produced motion pictures is often a key asset, as such pictures may be re-licensed in the pay and commercial television, home video and non-theatrical markets, and occasionally may be re-released for theatrical exhibition.
227:     	Although no one can be certain of the value of these rights, certain older films retain considerable popularity, and may be re-licensed for theatrical or television exhibition.  New technologies brought about by the continuing improvements in electronics may also give rise to new forms of exhibition which will develop value in the future.
228:     	Other Ancillary Markets-A distributor may earn revenues from other ancillary sources, unless the necessary exploitation rights in the underlying literary property have been retained by writers, talent, composers or other third parties.  The right to use the images of characters in a motion picture may be licensed for merchandising items such as toys, T-shirts and posters.  Motion picture rights may also be licensed for novelizations of the screenplay, comic book versions of the screenplay and books about the making of the motion picture.  The soundtrack of a motion picture may be separately licensed for soundtrack records and may generaterevenue in the form of mechanical performance royalties, public performance royalties and sheet music publication royalties.
229:     Introduction
230:     	The entertainment industry is one of the last businesses in which the United States still dominates the world market.  Every year consumers around the globe buy $300 billion worth of movie tickets, compact discs, videotapesand other American entertainment products.  Approximately forty-two percent of those sales are overseas.  No other country's film industry creates entertainment that is as well received as US made films.
In Europe, American films currently capture at least half of the box office.
 This world interest in American culture as represented
by American made movies and its potential for generating profits has not been lost on the rest of the world.  Foreign interest, investment and ownership of formerly US production and/or distribution companies has become somewhat commonplace during the past several years. Of the so-called "major"
studios/distributors, only three remain entirely in American hands: Disney, Paramount and Warner Bros.  Firms based in Japan have invested
$13 billion in Hollywood based entities in the last few years. These deals include Matsushita's purchase of MCA, Inc. for $6.59 billion,
Sony Corp's $3.4 billion acquisition of Columbia Pictures Entertainment, Inc.
and Sony's $2 billion purchase of
CBS Records, Inc.  In addition, MGM/UA was taken over by Italian financier
Giancarlo Parretti and 20th Century
Fox is owned by Rupert Murdoch's Australian-based News Corp.
232:     	With visions of an exploding global marketplace for software products such as movies and television shows, foreign investors have been converging on Hollywood.  Time Warner, Inc.'s Warner Bros. unit, in a bid to boost its film-distribution business worldwide, has embarked on a plan to distribute at least 20 moviesproduced with $600 million in financing provided by three European entertainment concerns.  The Warner transaction is the largest such agreement between a US studio and major
European partners.  Warner joins the
ranks of a significant number of US concerns relying on foreign film financing.
233:     	Entertainment, topped only by the aerospace and defense industry, which are barred from foreign ownership, is the United State's second best generator of trade surplus.  According to the US Department of
Commerce estimates, the export of entertainment software translates into an $18 billion trade surplus for movies
and music, more than half of which is estimated to be from movies.  The Motion
Picture Association of America
 (MPAA) puts the film business trade surplus at $13 billion, which is more conservative than government
estimates because the MPAA deducts distribution costs in selling overseas.  The
MPAA estimates that this trade
 surplus figure nearly doubled during the last few years.
234:     	In addition to the domestic and foreign theater markets, industry analysts point out that the box
office, if not recession-proof, is at least somewhat recession-resistant.  In the same year that the stock market
experienced the biggest crash in its history (1987) the motion picture industry enjoyed its largest gross receipts ever.  Theatrical
 film box office in the United States and Canada for 1987 reached a new annual high of $4.25 billion.  Gross box office receipts for the same territory climbed to $4.46 billion in 1988, an all-time record $5.03 billion in 1989, dropped off to $5.02 billion in 1990 and was $4.8 billion in 1991 (still the third highest level of all time). The balance of the 1990s' saw box office receipts hit in excess of 22 billion dollars where they have somewhat leveled.
235:     	Theaters have historically been the primary retail outlet for movies, that is, where most of the revenues have been collected and where most of the viewing has occurred.  But an extrapolation of trends indicates that licensing of films for use in ancillary markets (network and syndicated television, pay cable and
home video) will in the aggregate overshadow revenues derived from theatrical release.  Even by the mid 1980's,
 the major studios/distributors had begun to derive more revenues from home video than from theatrical sources. There also appears to be a growing strength in the foreign marketplace, witnessed by the deregulation of foreign broadcasting markets and the strong development of pay and cable television around the world.  The privatization of foreign broadcasting markets has helped to start a bidding war for film and television shows between the new European broadcasting services, thus creating a more favorable industry environment. Until 1988, only two of the major international markets were deregulated (France and Italy).  The start-up of direct satellite-to-home broadcast services in the United Kingdom, Scandinavia and
Japan is expected to result inincreases in the licensing fees (for some producers of feature films) in these countries.  Great Britain announced the commercialization of two of the BBC channels during 1992 and created additional channels.  Spain also has privatized its television system and its free television market is on the verge of significant growth.  Pay and free cable are also growing rapidly around the world.  Canal Plus in
France has been buying films for cable and has announced
 a new joint venture to begin cable service in Germany, Switzerland and Spain.
 Studios/distributors are expected to concentrate on the high-budget releases, a trend which industry observers believe
may open the door wider for some lower-budgeted productions.
The film industry has had to rely on independently financed films to bridge that gap.  In 1990 there was a total of 422 movies released by US distributors,
157 from the majors and 265 from independent producers, in 1991 436 pictures were released and only 150 were distributed by the major
studios/distributors, and in 1994 477 pictures were released with 152 coming from the majors.  In each instance, some of the movies distributed by the major studios/distributors were also produced by independent producers.
237:     	Meanwhile, on the exhibition side, the number of movie screens has been increasing steadily
since 1984.  In that year, there were 20,200 movie screens in the domestic marketplace.  By 1987 that number
had increased to 23,555 and by 1991 to about 24,600.  Also, since the average production cost of an MPAA movie
has increased to about $26 million (a 185% increase during the last ten years)
and MPAA movie print and
advertising costs (domestic) have escalated to approximately $12 million per film ($7 million for foreign), it is
even more unlikely that the major studios/distributors will be able to meet demand.
238:     	A new area of distribution the "Podcast", is currently evolving into what appears to be a viable form
 of entertainment as it provides the user with a two inch portable screen that not unlike the cell phone is gaining
popularity with all ages.
239:     The Company
240:     	Reel Magic Productions was incorporated in Nevada on December 19,
2003, by Guy Jarrett and was purchased in full,
along with all rights and trademarks by Wm. Alan Pezzuto for the sum of one million dollars ($1,000,000) in stock and other consideration.
The Company maintains its office at 4754 East Flamingo Rd #777,
 Las Vegas, Nevada 89121; phone (702) 496-3456
241:     	The Company was formed to develop, finance, produce and arrange for the distribution of Motion
Pictures.  The Company Pictures will be low/mid budget theatrical features, which require lower revenues to
recoup the Company's investment than higher budgeted films.  The Company's management has intentionally
determined to produce low budget theatrical features based upon the belief that such strategy offers a greater likelihood of
financial success for the Company.  Furthermore, the management of the Company believes that by operating outside the Hollywood studio system it will be more likely to create Films of a unique nature and merit
which would therefore have an advantage at the box office.  In support of that notion, former Fox Film Corp. Chairman Joe Roth was quoted in the March 31,
1992 Daily Variety as stating:  "The fact of the matter is, someone makes a good idea, a good story, it doesn't matter who's in it, and frankly not too much who directs it, and people  will come and revenues will go up. " This  basic principal remains as true today as it was then.
242:     	The Company's management has chosen a budget range for the Company's
Films, that it believes will afford investors a rare opportunity to become involved in the making of a film with a relatively small dollar investment while still maintaining quality  production values.  Specifically, the
Company's strategy is to produce theatrical motion pictures with an estimated budget range of $3,000,000 to $10,000,000 each for mainstream market in the United States as well as, to the extent feasible throughout the rest of the world, in order for the Shareholders to participate in the global revenue generating prospects of a continuously growing and somewhat recession resistant industry.
243:     	The Company intends to produce two to five feature length Motion
Pictures per year.  The proposed films are designed for an initial theatrical release.  Due to both the lack of overall product on the market as well as the diversity of the film viewing public, the Company will produce films in a variety of genres ranging
from "Mountains of Trouble", a proposed G rated family film through "Widows
Walk", a proposed PG-13 to R rated
psychological thriller and "Raped by the Numbers" the true story of the continued rape by the legal and Judicial systems of the victim of a convicted rapist/police officer.  Management believes that the diversification of both genre and rating will contribute to the overall success of the company.

245:   Development  The Company intends to allocate a significant portion of the time and energy of its
management to the development of screenplays and to search for other potentially viable motion picture material.
  For the past year, the Company has been developing seven motion picture properties for possible future
production.  Three of these properties have been chosen for further development over the next twelve months.
(See "Current Projects"). The Company plans to prepare pre-production packages for these properties, which will
be used to obtain commitments from a director, actors or other key personnel to be involved in the production of
the Picture.  Pre-production packages consist of treatments, storyboards, artwork, budgets, scripts and actor and
crew commitments, if any, for the project.
246:     Financing
247:     	The Company's strategy is to seek to maximize its revenue by financing its pictures itself, Hence,
the need for this public offering additionally they may offset much of the attendant financial risk by obtaining
deferral agreements from the cast and crew, a standard practice in the production of low/mid budget films.
 Additional financing may be obtained through advances and guarantees from distributors and licensees and
 investments from third parties.
248:     	Although every picture's budget is unique to that picture, the following sample $1,000,000 budget
shows some of the costs involved in producing a motion picture:
249:     	Minimum1	Maximum
250:     		Screenplay rights	5,500	9,700
251:       		Producer's Unit	31,500	55,125
252:     		Director's Unit	26,000	45,500
253:     		Cast	     46,388	      81,179
254:     			ABOVE-THE-LINE TOTAL	$  109,388	$  191,504
255:
256:     		Production Staff	52,050	91,088
257:     		Extra Talent	31,125	54,468
258:     		Set Design	6,000	10,500
259:     		Set Construction	5,000	8,750
260:     		Set Operations	27,300	47,775
261:     		Set Dressing	15,180	26,565
262:     		Property	6,400	11,200
263:     		Wardrobe	11,920	20,860
264:     		Makeup/Hairdressing	7,870	13,772
265:     		Electrical	28,920	50,610
266:     		Camera	29,250	51,187
267:     		Production Sound	13,670	23,922
268:     		Transportation	33,000	57,750
269:     		Location Expenses	51,450	90,037
270:     		Vehicles/Animals	5,000	8,750
271:     		Film/Lab	54,140	94,745
272:     		Video	        5,000	        8,750
273:     			PRODUCTION PERIOD TOTAL	$  383,275	$  670,729
274:
275:     		Film Editing	42,500	74,375
276:     		Music	5,000	8,750
277:     		Post Production Sound	40,000	70,000
278:     		Post Production Film/Lab	14,750	25,812
279:     		Optical Effects	3,000	5,250
280:     		Titles	        8,000	       14,000
281:     			POST PRODUCTION TOTAL	$  113,250	$   198,187
282:
283:     		Publicity	2,000	3,500
284:     		Insurance	25,000	43,750
285:     		General Expenses2	54,500	95,375
286:     		Contingency	36,974	64,704
287:     		Completion Bond	      18,487	      32,352
288:     			OTHER TOTAL	$  136,961	$  239,681
289:
290:     			TOTAL ABOVE-THE-LINE	$  109,388	$  191,504
291:     			TOTAL BELOW-THE-LINE	$  633,486	$1,108,597
292:     			TOTAL			$ 742,874	$1,300,101
293:
294:     Notes To Budget
295:     1	The difference between the Minimum and Maximum columns in most instances represent the
approximate dollar amount in each budget category which has been or will be deferred and is exemplary of a
lowest feasible cost versus "best case" cost while remaining within the
Company's budgetary objectives.
296:     2	Includes packaging costs (expenses associated with obtaining commitments from a director,
actors or other key personnel to be involved in the production of the Picture)
and Production Company overhead (the pro rata costs of secretarial services, office rent, utilities and supplies associated with the Picture).
297:     Production
298:     	The Company plans to produce its pictures at the lowest possible cost consistent with the quality
that it seeks to achieve.  The Company will attempt to avoid the substantial overhead associated with major
production companies by maintaining a small permanent staff.  The Company does not own production facilities
or equipment, but will adopt the standard industry practice of renting production facilities and equipment and engaging free-lance production staff, only as necessary, on a picture-by-picture basis.
299:     	The Company expects the total production period for a Company-
produced motion picture to generally continue for as long as six months and in some instances, even longer.  Multiple projects may run concurrently.  The following table represents the Producers' estimates of the time periods associated with each
phase in the financing, production and distribution of the first Picture:
300:
301:     	Financing period	8 weeks
302:     	Pre-Production		8 weeks
303:     	Principal Photography	6 weeks
304:     	Post-Production		10 weeks
305:     	Sneak Previews		35th week
306:     	Premiere		40th week
307:     	Limited opening		41st week
308:     Distribution Approach
309:     	From a business perspective, the primary goal of the Company's film ventures is to maximize the
 revenues to it and to its investors; however, there can be no assurance that this goal will be achieved or that
increased revenues will equate to a higher return on investment.  The ultimate commercial success of any motion
 picture is dependent on its distribution.  The Company believes that the most important initial objective in
achieving this goal is to maximize proceeds from the United States theatrical release of its Pictures, since it
considers such theatrical performance to be the single most important determinant of a picture's performance in
the subsequent markets of home video/DVD/Podcasts, pay cable and free broadcast television and foreign.
310:     	The Company plans to approach prospective distributors with a completed or nearly completed
 film, thus potentially maximizing its bargaining position with respect to negotiating the terms of the distribution
arrangements.  The Company may present the Films at the major film markets held each year in Los Angeles,
Cannes and Milan, as well as select international film festivals.
311:     	The Producers believe they have designed films to be especially attractive to distributors since
elements of the Films were specifically conceived to appeal to some of the most important segments of the
movie-going public, i.e., the 18 to 35 year olds.  In particular, the "buddy"
elements are designed to primarily
appeal to males, the romance is designed to primarily appeal to females and the more universal themes are
designed to appeal to foreign audiences also.  Considered as a whole, including the Films' planned soundtracks
and name talent, the Company's management expects the Films to "cross-over",
i.e., appeal to a total target
audience beyond each anticipated segment.
312:     Current Projects
313:     	The Company is currently developing seven properties, all of which are in various phases of pre-production. The Company has exclusive production and licensing rights to all seven properties.
314:     	Besides selecting movie genres which are believed to be in demand and "recession-resistant",
the Company has developed Screenplays capitalizing on a growing trend, especially among successful
independent films, to present smaller, character-driven, relationship-oriented stories.  Entertainment Weekly
seemed to validate the wisdom of this philosophy on August 28, 1992: "There's a reason people told their friends to go see 'Fried Green Tomatoes'
(1991, MCA/Universal, PG-13) in theaters-the same reason it's going to rent like crazy on video-and it's something that modern Hollywood tends to overlook:  It tells a good story about interesting characters".
315:     	Newsweek Magazine reiterated the essence of the situation on March
1, 1993: "Adult audiences are hungry for movies that they can talk about, that take them places they've never been.  The success of Neil
Jordan's 'The Crying Game', with little national advertising, suggests that, contrary to the studio head's belief, something
different is precisely what a lot of people want to see." In the decade since these statements Studies have been conducted by various groups and individuals such as S. Abraham Ravid, a professor of economics and finance at Rutgers University, who in a 1999 study of almost 200 films released between 1991 and 1993, found that once one considered the other factors influencing the success of a film, a star had no impact on its rate of
return.In addition, some of the Company's proposed Films also contain conventions of Hollywood's highly successful "buddy" genre.  According to the
Journal of Popular Film and Television (Fall, 1990) "Films
starring two men, loosely termed 'buddy' movies, are a perennial feature of popular cinema, from the slapstick of
Laurel and Hardy or Abbott and Costello to the immortal teams of cowboys, cops, robbers, Don Quixotes, and
men of action everywhere." A prime example of this continued success was recently witnessed with the success of "Brokeback Mountain".
318:     	Of the three properties the Company has chosen for further
development during the next year,
"Widow's Walk", a psychological thriller, will likely be the first film produced. The script is being polished and storyboarded, locations are being scouted, and the budget is being formulated.  "Mountains of Trouble" is a family film about the coming of age of not only a five year old girl but also the bonding and "coming together" that takes place in the creation of a family.
319:     Competition
320:     	Competition is intense within the motion picture industry and between that industry and other entertainment media.  The Company will be in competition with "major" studios as well as independent motion picture companies for the acquisition of creative and technical personnel.  The
Company will also be competing
for distribution arrangements and for the public's interest in the Company's created properties.  The Company's
opportunity to acquire music, motion picture and other rights to artistic properties and to engage the services of
directors, writers, producers and other performing artists will be limited by the financial resources of the Company.
 Most of the organizations with which the Company is in competition have far greater financial and creative
resources and larger staffs than the Company.  Most of these organizations also have proven operating histories,
which the Company lacks, and which may be a significant factor in attracting properties, personnel, distribution
arrangements and third party financing.  See "RISK FACTORS".
321:     Public Relations and Promotion
322:     	During pre-production and production, the Company will enlist a public relations firm to expand on
 the initial foundation of interest and generate further publicity about the
Films and the filmmakers.  Such "buzz", or
general awareness, can increase the perceived value of the Motion Pictures to potential distributors.  There is presently no arrangement or understanding with any such firm and the Company has no affiliated firms.
323:     Employees
324:     	The Company currently has no full-time employees.  (See "Executive
Compensation").  The
Company may hire two employees in the next 12 months to assist in marketing, secretarial and administrative
duties.  The Company intends to utilize the services of other necessary personnel on a project-by-project basis.
325:     Litigation
326:     	There are no legal proceedings pending to which the Company is a party or to which any of its
property is subject and the Company does not know of any such action being contemplated.
327:
328:     MANAGEMENT
329:
330:     				Directors and Executive Officers
331:
332:     	The directors and executive officers of the Company are as follows:
333:     			Name		Position (s)
334:     		Wm. Alan Pezzuto	President/Chairmen of the Board
335:     		Becky Bristow		Director
336:     		Stephen J. Sallus	Director
337:     		Samuel V. Baldoni	Advisory Board
338:     		Michael "Mike" Erwin	Advisory Board
339:     		Daniel "Rudy" Ruettiger	Advisory Board
340:
341:     Wm. Alan Pezzuto
342:     Wm. Alan Pezzuto has been President of the Company since
February 2004.
He began a career in photography at the age of thirteen.  As a still photographer, his career ranged from the field of photojournalism through three years as the staff photographer for United Concerts and Artists.  He has done both underwater and aerial cinematography for such notables as
Jacques Cousteau, The National Geographic Society, and Scientific America
during which time he was the recipient of numerous awards. Since that time he has been involved with numerous projects, ranging from "The Incredible Nellie
Bly" to several James Bond films and many smaller projects as either cinematographer, writer, producer or director. His  independent production
 "Outside the Inner Circle", a documentary/instructional film for the music industry, was the first production in this
genre' to be certified by the RIAA as eligible for a platinum award.
343:     During 1994 he co-founded Cougar Creek Productions, which he took to market in 1996 with a
multi-million dollar public offering (SEC file #24-3556).  From 1996 until 2000 he was responsible for optioning
and developing a number of projects with Saban Entertainment, Momentum
Entertainment and Fox.  Mr. Pezzuto
divested himself of his Cougar Creek holdings in 2000.  Mr. Pezzuto and several others founded Pezzuto &
Associates, a business and legal consulting firm, in 1986.  Their clients have included The Netherland Antilles', Pepsi, Nikon and BIC, was contracted to coordinate and negotiate a number of WTO related deals between various Peoples Republic of China organizations and their US counterparts, while assisting in the management
of a 30 billion dollar industrial trade and investment portfolio.
344:     During this time, Mr. Pezzuto and his firm were partners in the taking of Mainland Chinas' first three public
companies to market (Nasdaq), as well as negotiating and coordinating Sino-
American film and television venture
s ranging from joint use of both US and Chinese satellites, and the production of feature films as art and
entertainment, through the introduction (to government) of animation as a creative, acceptable form of
communication.
345:
346:     Becky Bristow
347:     Becky Bristow has been involved in the film industry for over thirty-
five years. Her credits include such well
know cutting edge movies as TRON, One From The Heart and Poltergeist, through
Cool World, The Chipmunk
Adventure and Rescue Rangers.
348:     In 2002, after many years of trying to bring the art of animation as a form of communication back to the Chinese, The Peoples Republic of China began negotiations with Ms. Bristow which would culminate in her returning to China as the first foreigner to ever Chair a department at the prestigious Beijing University, where
Marco Polo is said to have lectured on astronomy. In 2003, Ms. Bristow accepted the position of "Founding Chair"
of the Digital Art and Design Program at Beijing University.
349:     Prior to this position, Ms. Bristow had also been the Chairperson for the Character Animation Program at
the well-known California Institute of the Arts and a professor at the
University of Southern California. So as not to get the impression that the adage about those that can, do and those that cannot, teach, is at any level accurate with regard to Ms. Bristow...
351:     In addition to the above mentioned films, she was responsible for the award winning animated "RAID"
commercials, She was animation director for Disney and the pictures, Winnie The
Pooh, Tail Spin, Duck Tails
and many others...as well as directing, designing, animating or timing, Scooby
Doo, Mutant Teenage Ninja Turtles,
 Fat Albert, Baby Looney Tunes and too many more to list.
352:     Most recently, Ms. Bristow directed the Emmy nominated, wildly successful "Wild Thornberrys Rugrat
Special."
353:  In addition to sitting on the panels of "Women in Film/Video Festival", being a judge for the World Animation Festival and both a judge for and the keynote speaker to the Cartoon Commission of Chinese TV Artists
Association, Ms. Bristow is an active, voting member of the Motion Picture
Academy of Arts and Science.
354:
355:     Stephen J. Sallus
356:     While primarily studying for a career in finance, Mr. Sallus indulged many of his artistic desires in college.
Having taken classes in photography, set design and lighting, he found himself drawn from the clatter and noise
of Wall Street and into the world of video/film production and electronics.
357: After college Mr. Sallus went to work for Shulman Video where over time he was involved with every aspect
of video engineering and production (both studio and field). Later, he went to the newly formed Health Television
Network as an engineer and producer.  Although his suggestions were solicited, the network did not head them
and ultimately went under.
358:     Mr. Sallus took this opportunity to expand his involvement with video and the then newly introduced
concepts of "digital" entertainment.  Working with both Hoffman Video and
Shoreline Video he designed and built
everything from large-scale private theaters to production trucks.
359:     Through his continual work with both the studios and networks, Mr.
Sallus recognized a two-fold niche
market where his talents as both a banker and a film and video consultant could be of service.  First, the ability to
raise money for everything from independent films to production trucks was in high demand. Second, a person
that understood the changing face of the industry from film to digital or a hi-
bred thereof would be of use.
360:     At that time he founded S.J.S. & Associates (SJS) a group dedicated to the furtherance of film and video via  both funding and good business direction based upon what he and his partners had learned over the preceding 10+ years.
361:     Since that time, SJS has helped in the founding of such film groups as
New Line Cinema and  Momentum Films and have identified and raised over two hundred and fifty million dollars ($250,000,000) in  investment capital for their clients. It is for these reasons that Mr. Sallus shall also serve as the companys' Audit Committee financial expert.
 Mr. Sallus may not be independent as defined by item 7 (d)(3)(iv) of schedule
14A under the Exchange act.
363:     Samuel V. Baldoni
364:     Baldoni pioneered "product placement" in the entertainment industry, being one of the founders of a
methodology that has brought literally hundreds of millions of dollars to film and television production, as well as
offering advertisers unique and potent advertising alternatives.
365:     Starting his career in placement at the high water mark, launching
Baldoni Entertainment on Steven
Spielberg's Gremlins. Since its inception in 1983, Baldoni Entertainment has worked with every major studio on
such films as: Back to the Future, Moonstruck, Lethal Weapon, Top Gun, Driving
Miss Daisy, Ghostbusters,
Scent of a Woman, Pretty Woman, The Firm, The Fugitive, The Mirror Has Two
Faces, Twins, Kindergarten Cop,
Beverly Hills Cop II, Patriot Games, A Few Good Men, The Game, The Birdcage,
Jerry Maguire,
My Best Friend's Wedding, Coyote Ugly, Gone in Sixty Seconds, Charlie's Angels,
Spiderman and countless
others.
366:     Baldoni is a founding member of the Entertainment Resources and
Marketing Association (ERMA), which
was established to create a "Standards and Practices" for the product placement industry.  ERMA members
currently include a majority of the Fortune 500 companies.
367:     Since 1996, Baldoni has been retained by television mogul Aaron
Spelling's Spelling Television, Inc.
Baldoni conceived ingenious methods of integrating products, as well as creating an entirely new application of
product placement, which saved Spelling Television millions of dollars in production expenses and gave new
meaning to "production value." Effectively, Baldoni negotiated (on Spelling's behalf) with various manufacturers of
sets, wardrobe and vehicles utilized in Spelling's many productions. Baldoni arranged for these manufacturers to
 "donate" their products to the Spelling shows, in turn saving Spelling literally millions of dollars.
368:     In partnership with Aaron Spelling and Spelling Television, Baldoni founded AsSeenIn.com, a unique
breakthrough in interactive broadcasting and product integration. Baldoni conceived of and facilitated new
 that enabled consumers to literally purchase products featured in Spelling shows, as well as shows of other
producers. Baldoni's concept enabled the viewer to point and click a "hot screen," and be routed immediately to the manufacturer of the item desired
by the viewer.   Baldoni adeptly negotiated product deals on a massive scale, and proved the viability of the business model. In addition to facilitating the buying of goods and services featured in television shows,
Baldoni's innovative, interactive technology ideas provided the viewer with a number of interactive choices.
369:     Baldoni continues to maintain strong relationships with a large majority of the Fortune 500 companies, as
 well as thousands of manufacturers and distribution entities in North America and abroad. He is considered one
of the top experts in marketing through entertainment, and continues to develop and explore new technologies
suited to exploit the Broadband and DVD universe.
370:
371:     Michael "Mike" Erwin
372:     Mike Erwin began his career as a production manager in television commercials. Among Erwin's credits
as producer are the famed QUANTAS AIRLINES "Koala Bear" commercials, as well as spots for Hires Root Beer,
 Good Year Tires and numerous other national spots.
373:     From commercials, Erwin entered the television industry as a stage manager for the famed Smith-Hemion
 Productions team. In the five years with Smith-Hemion, Erwin stage-managed such classics as "Baryshnikov On Broadway," "Elvis In Concert,"
"Richard Rodgers, The Sound Of His Music," "Neil Diamond At The
Greek Theater" and Bette Midler's Emmy-winning television specials. In all,
 Erwin stage-managed over thirty television specials,
fourteen of which won "Best Variety Special" Emmys.
374:     Erwin and partners joined with heartthrob Lorenzo Lamas to form ELK
Productions. Under this banner they
 produced "Night of The Warrior" and "Final Round".  In 1991, he produced and directed "Lorenzo Lamas Self
Defense Workout", a sell-through video that enjoyed platinum sales worldwide.
Immediately following, Erwin produced the hit video "Swayze Dancing," along with designing and implementing a unique marketing strategy
which created a breakthrough in "sell through" home video which lead to this video having sales in excess of  800,000 units
375:     In a subsequent venture with partner Robert Vince (Air Bud), they produced Tomcat starring Richard Greico, Bulletproof Heart, starring Mimi
Rogers, Anthony LaPagglia and Peter Boyle, and Double Cross, starring Kelly
Preston and Patrick Bergin.  After leaving Canada, Erwin co- produced Mom and
Dad Save the World for Warner Brothers and HBO, as well as Webber's World.
376:     In 2001, Erwin and his partners produced three feature films. One of which, Cahoots received excellent
reviews in the Hollywood Reporter and Daily Variety and won awards at film festivals such as the Taos and Austin Film Festival. The film also earned distinction in Europe, playing at the Prague Film Festival.
377:     In 2002, Erwin's group produced Bluehill Avenue. The film won "Best
Film" at the exclusive Acapulco Black
Film Festival, "Best Director" at Urbanworld, as well as "Best Film" at several other festivals around the world. In
2002 they also produced the action film, Latin Dragon starring Gary Busey and
Lorenzo Lamas. Designed to
penetrate the burgeoning Latin market, the partners completed a long journey to production having developed the
Latin Dragon in the early 90s.
378:     Erwin has been a member of the Director's and Producer's Guild of
America for many years and is a
candidate for membership in the Academy of Motion Picture Arts and Sciences.
379:
380:     Daniel "Rudy" Ruettiger
381:     Against all odds on a gridiron in South Bend, Indiana, Daniel "Rudy"
Ruettiger, in twenty seven seconds,
carved his name is history books as perhaps the most famous graduate of the
University of Notre Dame. The son
of an oil refinery worker and the third of fourteen children, Rudy rose from valleys of discouragement and despair
to the pinnacle of success. Today, Rudy is noted as one of the nation's most popular motivational speakers, and
is a living embodiment of the notion that one can achieve greatness through the committed pursuit of a dream. It
took years of fierce determination to overcome a myriad of obstacles as well as constant criticism, yet Rudy ultimately achieved his first dream...to attend the University of Notre Dame and play football for the Fighting Irish.
As fans cheered RU-DY, RU-DY, he sacked the quarterback in the last 27 seconds of the only play in the only
game of his college football career. He is the only player in the school's history to be carried off the field on his
teammates' shoulders. In 1973, Tri-Star Productions immortalized his life story with the blockbuster film, RUDY.
Written and produced by Angelo Pizzo and David Ansbaugh (Hoosiers), the critically acclaimed RUDY received
two "thumbs up" from critics, Siskel and Ebert, and continues to inspire millions worldwide.Ruettiger has also co-authored several books, including
Rudy's Insights for Winning In Life, Rudy's
Lessons for Young Champions and Rudy and Friends and has produced the Dream
Power tape series. He has
recently established the Rudy Foundation, whose mission is to help children of all ages around the world reach
their full potential. The Rudy Foundation develops and supports programs that positively impact the lives of
children cognitively, emotionally, physically and spiritually. Among Rudy's numerous honors are an honorary Doctorate Degree from Our Lady of
Holy Cross College, the key to numerous cities across the nation along with special proclamations for his inspired commitment and human spirit, The
Distinguished American Award,
recognition from George W. Bush, recognition from the White House, and from the
Governor of Nevada granting an official Rudy award day.
383:     Executive Compensation
384:     	No cash compensation has been paid by the Company to the executive officers.  The annual compensation for Wm. Alan Pezzuto, President, will be
$200,000 beginning July 1, 2007. For the period April 1,
2007 through June 30, 2007 Mr. Pezzuto will receive $7,500 per month. Presently he is devoting a minimum of
30 hours per week to the Company business and will work full time for the
Company beginning September of
2006. In addition to their salary as executive officers, individuals may be compensated by the Company for serving
 as key personnel (such as Producer/Writer/etc.) on specific film projects.
385:     	Directors receive no compensation for serving on the Board of
Directors but are reimbursed
reasonable expenses incurred in attending meetings.
386:
387:     DESCRIPTION OF COMMON STOCK
388:     Common Stock
389:     	The Company is authorized to issue 75,000,000 shares of Common Stock of which 19,000,000
shares were issued and outstanding as of September 1, 2006, and held of record by approximately 35 shareholders.  Each shareholder is entitled to one vote per share on all matters to be voted on by shareholders,
without any right to cumulate their votes.  Shareholders have no preemptive rights and have no liability for further calls or assessments on their shares.
390:     	The shares of Common Stock are not subject to repurchase by the
Company or conversion into
any other securities.  All outstanding shares of Common Stock are, and those to be outstanding upon completion
of the Offering will be, fully paid and non-assessable.
391:     	Shareholders are entitled to receive such dividends as may be declared by the Board of Directors
of the Company out of funds legally available therefore and, upon the liquidation, dissolution or winding up of the
Company, are entitled to share ratably in all net assets available for distribution to such holders after satisfaction
of all obligations of the Company.  See "DIVIDEND POLICY" for a discussion of the Company's present policy
regarding payment of dividends in the immediate future.
392:     Reports to Shareholders
393:     	The Company intends to furnish its shareholders with annual reports containing audited or reviewed financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.
394:     Transfer Agent
395:     	The Company serves as its own transfer agent. Principal Shareholders
The following table sets forth certain information as of September 1, 2006, with respect to those persons or groups known to the Company who beneficially own more than five percent of the Company's Common Stock, for each director and for all directors and officers as a group.
396:
397:     		Percent Before	Percent AfterName of OwnerNumber of
SharesOfferingOffering (1)
398:
399:     Wm. Alan Pezzuto	10,000,000	52.63%	34.48%
400:     4754 East Flamingo Rd #347
401:     Las Vegas, NV 89121
402:
403:     Novorr Children's Family Trust	5,000,000	26.32%	17.24%
404:     1240 East Ontario #102-301
405:     Corona, CA 92881
406:
407:     Cougar Creek Investing	1,500,000	7.89%	5.17%
408:     850 Thayer Ave
409:     Los Angeles, Ca 90024
410:
411:     Becky Bristow	1,000,000	5.26%	3.45%
412:     San Fernando, CA
413:
414:     Stephen J. Sallus	1,000,000	5.26%	3.45%
415:
416:     All directors and officers
417:     as a group (3 persons)(2)	12,000,000	63.16%	41.38%
418:
419:
420:     (1)	Assuming the offering is fully subscribed.
421:     (2)	Shares are 10% free trading and 90% restricted
422:     PLAN OF DISTRIBUTION
423:     	 The Shares will be offered on behalf of the Company by officers and directors of the Company
(see "MANAGEMENT"). These officers and directors will not receive any commissions or other compensation
from the Company in connection with the offering of the Shares. These officers and directors are relying on the
safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934 based on the fact they are not being compensated and are not subject to statutory disqualification. Although no broker or dealer has been retained or is under any obligation to purchase any Shares, the Shares may be offered through registered
SEC/NASD securities broker/dealer firms.  Commissions may be paid for sales of
Shares through these firms.
424:     	This Offering is on a best efforts basis and there is no assurance that all of the Shares offered will
 be subscribed.  If only a portion of the Offering is sold, the proceeds to the
Company will be reduced which may
delay the Company's plan and profitability.  There is no arrangement for the return of funds to subscribers if less
than all of the Shares offered are sold.
425:     	Investors may subscribe for Shares by completing and delivering a
Subscription Agreement
together with a check for the purchase price made payable to Reel Magic
Productions.  Shares will be sold on a
first subscribed, first sold basis.  Subscription proceeds will be immediately available for use by the Company for  the purposes described herein.  All subscription proceeds, which are not applied to the purchase of Shares, will be returned to the respective subscribers.
426:     	The Company reserves the right, in its sole discretion, to reject any Prospective Purchaser's
subscription in whole or in part and to allocate to any Share Purchaser less than the number of Shares applied
for by such Purchaser (with a refund of any unused portion of the Shareholder's investment).  Subscriptions will
be rejected for failure to conform to the requirements described in this
Offering Circular, insufficient
documentation, over-subscriptions to the Offering, or such other reasons as the
Company determines to be in its best interest.  A subscription may not be revoked, canceled or terminated by the
Prospective Purchaser.
427:     The issuer has not been involved with any other sale of securities registered or unregistered within the
past three years.
428:
429:     DIVIDEND POLICY
430:     	The Company has not paid any dividends on its Common Stock.  The
Company does not expect
to declare any dividends in the near future, but instead to retain earnings, if any, in order to provide for the
development and expansion of the Company's business.  Any future payment of dividends will depend on the Company's earnings, capital requirements, financial condition and other relevant factors.
431:
432:     LEGAL MATTERS
433:     	The validity of the Common Stock offered hereby will be passed upon for the Company by John F.
Loggins, Esq., 2530 Atlantic Avenue, Suite C Long Beach, California 90806. Mr.
Logins is independent with
regard to this project.
434:
435:     ACCESS TO ADDITIONAL INFORMATION
436:     	The Company has filed a Form SB-2 offering statement with Securities and Exchange
Commission (the "Commission"), under of the Rules and Regulations adopted pursuant to the Securities Act of
1933, with respect to the Shares offered hereby.  This Offering Circular does/may not contain all of the information
contained in the Offering Statement and reference is made to the Offering
Statement and exhibits thereto for
further information with respect to the Company and the Shares to which this
Offering Circular relates.  The
Offering Statement may be inspected, without charge, at the Commission's
Washington, D.C. Office,
450 Fifth Street, NW, Washington, D.C. 20549.  Copies of all or any part of it may be obtained from the
Commission's Public Reference Room, 450 Fifth Street, NW, Washington, D.C.
20549, upon payment of the
prescribed fees.
437:
438:
439:
440:
441:     29
442:
443: